February 10, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Linda Cvrkel, Branch Chief

Re: Jack in the Box Inc.

Form 10-K for the fiscal year ended October 2, 2011

Filed November 23, 2011

File No. 001-09390

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated January 30, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the fiscal year ended October 2, 2011 of Jack in the Box Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the above-referenced filing.

Risks Related to Food Costs, page 11

1.	In future filings, please quantify, if applicable, the percentage increase in commodity costs and identify those commodities, such as beef, which have recently experienced significant inflation. Also, discuss your exposure to commodity inflation to the extent you do not have fixed price contracts for purchases of material commodities. In your response, please provide us with your proposed revised disclosure.

In response to the Staff’s comment, we will revise the “Risks Related to Food Costs” in future filings to discuss our exposure to commodity inflation to the extent that we do not have fixed priced contracts in place for material commodities, to discuss known trends in beef and other commodity prices which have materially affected, or could materially affect, our results of operations, and the extent to which we have entered into fixed price contacts to mitigate our exposure to commodity inflation. In addition, we will include the percentage increase in commodity costs and identify those commodities which have recently experienced significant inflation.

Below is the proposed revised disclosure in the Risk Factors:

“Risks Related to Food Costs. Similar to most companies in the restaurant industry, we are subject to volatility in commodities costs. Our profitability depends in part on our ability to anticipate and react to changes in food costs and availability, fuel costs and other supply and distribution costs. Additionally, prices for feed ingredients used to produce beef and chicken could be adversely affected by changes in worldwide supply and demand or by regulatory mandates. Further, increases in fuel prices could result in increased distribution costs. Throughout 2011, commodity costs increased significantly, outpacing general inflation and industry expectations, and volatile conditions are expected to continue in the future.

We seek to manage our commodity costs through long-term fixed price contracts and category management and purchasing fundamentals. We have the ability, depending on market conditions, to enter into fixed price contracts for up to approximately 60% of our food costs. However, certain commodities such as beef and pork, which represent approximately 20% and 7%, respectively, of our overall commodity spend, do not lend themselves to fixed price contracts.

We cannot assure you that we will successfully enter into fixed price contracts on a timely basis or on commercially favourable pricing terms. In addition, although we have fixed price contracts for produce, we are subject to force majeure clauses resulting from weather or acts of God that may result in temporary spikes in costs.

Further, we cannot assure you that we will be able to successfully anticipate and react effectively to changing food costs by adjusting our purchasing practices and menu prices. We also may not be able to pass along price increases to our customers as a result of adverse economic conditions or the prices offered by our competitors. Our failure to successfully manage and control our food and other commodity costs could adversely affect our profitability and results of operations.

Although the number of Jack in the Box company-operated restaurants has decreased over the past several years as a result of our refranchising strategy, a significant number of our restaurants remain company-operated, so we continue to have exposure to operating cost issues. Exposure to these fluctuating costs, including increases in commodity costs, could negatively impact our margins as well as franchise margins and franchisee financial health.”

Item 7. Management’s Discussion and Analysis, page 21

2.	We note your disclosure on page 11 that you attempt to manage commodity costs by use of “long-term fixed price contracts and strong category management and purchasing fundamentals.” However, we did not locate disclosure describing how you have addressed your exposure to rising commodity costs and inflation. In future filings, please discuss all known trends in beef and other commodity prices which have materially affected, or could materially affect, your results of operations. In this regard, please discuss the extent to which you have entered into fixed-price contracts or employed other strategies to limit your exposure to commodity inflation. Please include in you discussion of fixed price contracts the percentage of annual purchases covered by the fixed-price contracts and the expiration date of the contracts. In your response, please provide us with your proposed revised disclosure.

In response to the Staff’s comment, our MD&A commentary in future filings will contain disclosure regarding our exposure to commodity inflation to the extent that we do not have fixed priced contracts in place for material commodities, known trends in beef and other commodity prices which have materially affected, or could materially affect, our results of operations, and the extent to which we have entered into fixed price contacts to mitigate our exposure to commodity inflation.

Below is an example of the proposed revised disclosure to MD&A:

“Overall commodity costs at Jack in the Box and Qdoba company restaurants increased approximately 4.7% and 7%, respectively, in 2011 as compared to last year, driven by higher costs for beef, cheese, pork, dairy, eggs and shortening, partially offset by lower costs for poultry and bakery. We expect commodity costs for fiscal

2012 to increase by approximately 5%, with higher inflation in the first half of the fiscal year. Beef represents the largest portion, or approximately 20%, of the Company’s overall commodity spend, and we typically do not enter into fixed price contracts for our beef needs. For the full year, we currently expect beef costs to be up 9% to 10%, and most other major commodities to be higher in 2012.”

Note 12. Share-Based Employee Compensation, page F-30

3.	We note from the disclosure included on page F-31 that during fiscal 2009, the Company modified the performance periods and goals of its outstanding performance-vested stock awards to address challenges associated with establishing long-term performance measures. We also note that as a result of these modifications and changes to expectations regarding achievement levels, a $2.2 million reduction to stock-based compensation expense was recognized in the Company’s financial statements. Please tell us in further detail the nature and terms of the modifications that were made to the performance periods and goals of the Company’s outstanding performance-vested stock awards. Also, please explain in further detail how the Company calculated or determined the $2.2 million reduction in expense that was recognized in connection with the modifications of the awards.

We supplementally advise the Staff that in fiscal 2009, we modified the performance goals associated with two sets of performance-vested stock award grants. Prior to the modification, the vesting conditions of these awards were based on a three-year cumulative same-store sales increase and a year-three restaurant operating margin goal. To address the challenges associated with forecasting results two and three years into the future, the goals were reset based on budgets established at the beginning of each fiscal year. Additionally, performance goals associated with certain fiscal years within each three-year award period were added or eliminated.

On the modification date, the original vesting conditions of our performance vested stock awards were not probable of achievement based on actual and forecasted results. In fiscal 2009, we reversed the previously recognized compensation expense associated with the original vesting conditions totalling $3.1 million. When determining the compensation expense to record related to the new vesting conditions we considered paragraph 718-20-55-108 of the Codification that states “…if the entity believes that the original performance or service vesting condition is not probable of achievement at the date of the modification, the cumulative compensation cost related to the modified award, assuming vesting occurs under the modified performance or service vesting condition, is the modified award’s fair value at the date of the modification.” Accordingly, in the modification period, based on the per share award fair value at the modification date we recorded compensation expense of $0.9 million to recognize the cost of the awards expected to vest under the modified goals.

Report on Form 8-K dated November 21, 2011

4.	We note that you discuss the non-GAAP measure, operating earnings per share, which the Company defines as diluted earnings per share on a GAAP basis less gains from refranchising, in its earnings release furnished as Exhibit 99.1 to your Report on Form 8-K. Please revise future filings to explain why management believes this non-GAAP measure provides useful information to potential investors and disclose the additional purposes for which management uses this non-GAAP measure. In addition, please revise future filings to include a reconciliation of this non-GAAP measure to the most comparable GAAP measure. Refer to the guidance outlined in Regulation G and Instruction 2 to Item 2.02 of Form 8-K.

In response to the Staff’s comment, we will revise future filings to explain why management believes that operating earnings per share provides useful information to potential investors and will disclose the additional purposes for which management uses this non-GAAP measure. In addition, we will revise future filings to include a reconciliation of this non-GAAP measure to the most comparable GAAP measure.

Below is an example of the disclosure we propose to use in future filings:

“Operating earnings per share, a non-GAAP measure, is defined by the company as diluted earnings per share on a GAAP basis less gains from refranchising. Management believes this non-GAAP financial measure provides important supplemental information to assist investors in analyzing the performance of our core business. In addition, the Company uses operating earnings per share in establishing performance goals for purposes of executive compensation. We encourage investors to rely upon our GAAP numbers, but include the non-GAAP financial measures as supplemental metrics to assist investors. The non-GAAP financial measures disclosed by us should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP. In addition, the non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.”

Below is an example of the type of reconciliation we intend to include in future earnings releases and filings:

	Fiscal Year 2011 Results	Fiscal Year 2010 Results
Diluted earnings per share - GAAP	$1.61	$1.26
Less: Gains from refranchising	(0.78)	(0.65)

Operating earnings per share - Non-GAAP	$0.83	$0.61

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please do not hesitate to contact me by telephone at (858) 571-2485 or by facsimile at (858) 571-2110.

Very truly yours,

/s/ Jerry P. Rebel
Jerry P. Rebel Executive Vice President and Chief Financial Officer

cc:	Linda A. Lang, Chairman and Chief Executive Officer Phillip H. Rudolph, Executive Vice President, General Counsel and Secretary KPMG LLP